Exhibit 99.1

AMARIN COMMENCES FIRST CLINICAL TRIAL IN CARDIOVASCULAR PROGRAM

Initiates Phase I Clinical Trial to Evaluate Ultra-Pure Ethyl EPA-Niacin
 for Treatment of Niacin- Induced Flushing

LONDON, United Kingdom, November 29, 2007 - Amarin Corporation plc (NASDAQ: AMRN) today announced that it has commenced a phase I clinical safety and efficacy trial in volunteers. The trial will evaluate the co-administration of ultra-pure ethyl EPA and niacin on niacin induced flushing. Flushing is a common side effect of niacin treatment which significantly limits patient compliance.

Niacin is a treatment is used to increase High Density Lipoprotein (HDL) and modestly decrease triglyceride levels in dyslipidemia or cholesterol management. Ultra-pure ethyl EPA has been prescribed in Japan for over 15 years for the treatment of triglyceride lowering. Ultra-pure ethyl EPA is known to have several additional beneficial effects in cardiovascular disease.

Rick Stewart, Chief Executive Officer commented, “The initiation of this study is significant because it marks the commencement of Amarin’s cardiovascular development program and potentially addresses a major medical need. Niacin is a valuable addition to the treatment of dyslipidemia but its principal drawback is flushing.”

Mr. Stewart continued, “Amarin’s cardiovascular program capitalizes on the known therapeutic benefits of ultra-pure EPA in cardiovascular disease and is a logical extension from Amarin’s existing therapeutic base for ultra-pure EPA and its derivatives.  By using ultra-pure EPA and niacin together, both HDL and triglycerides can be managed. We believe this combination can be a useful therapeutic proposition.  We are fortunate to have the know-how, the intellectual property, the resources and the ability to draw on an extensive knowledge network in cardiovascular disease and look forward to continuing to report our progress with these exciting new programs.”

Amarin intends to develop its dyslipidemia and metabolic syndrome cardiovascular development pipeline and will seek partners to further develop and commercialize if efficacy is proven.

Amarin’s Cardiovascular Development Program

Amarin’s cardiovascular development strategy is to capitalize on the known therapeutic benefits of unsaturated fatty acids in cardiovascular disease. Amarin plans to utilize its extensive know-how, intellectual property and experience in lipid science to develop a series of products targeting the vascular system.

Amarin intends to commence a series of clinical trials with AMR 101 (97% pure EPA) for the treatment of metabolic syndrome and dyslipidemia.  AMR 101 is believed to impact on a number of biological factors all of which contribute to vascular remodelling where endothelial dysfunction exists. Endothelial dysfunction is a condition that underlies vascular disease. Patients with cardiovascular disease often suffer from multiple conditions. The most prevalent type is hypertension, or high blood pressure, with 85% of U.S. Coronary Heart Disease (CHD) patients suffering from this condition. Over 50% of U.S. CHD patients have concomitant dyslipidemia, including elevated blood cholesterol levels.

It is estimated that total U.S. pharmaceutical sales in the cardiovascular segment in 2006 were approximately $43.7 billion. The dyslipidemia market, excluding statins, was estimated at approximately $2.2 billion in 2006, representing a compound annual growth rate of 31% since 2002. The major driver of this growth is believed to be an overall broadening of dyslipidemia treatment beyond reduction in Low Density Lipoprotein (LDL) cholesterol.

About Dyslipidemia

Dislipidemia can be manifested by elevation of total cholesterol, the “bad” low-density lipoprotein (LDL) cholesterol and triglyceride concentrations, and a decrease in the ”good” high-density lipoprotein (HDL) cholesterol concentration in the blood.

About metabolic syndrome

Metabolic syndrome is characterized by a group of metabolic risk factors in one person. They include:

•	Obesity
•	Dyslipidemia
•	Elevated blood pressure
•	Insulin resistance or glucose intolerance.

People with metabolic syndrome are at increased risk of coronary heart disease and other vascular (e.g., stroke and peripheral vascular disease) and type 2 diabetes. Metabolic syndrome has become increasingly common in the United States. It is estimated that over 50 million Americans have metabolic syndrome.

About Amarin

Amarin is committed to improving the lives of patients suffering from central nervous system and cardiovascular diseases. Our goal is to be a leader in the research, development and commercialization of novel drugs that address unmet patient needs.

Amarin’s CNS development pipeline includes Miraxion for Huntington’s disease, two programs in Parkinson’s disease, one in epilepsy and one in memory and cognition. Amarin is initiating a series of cardiovascular preclinical and clinical programs to capitalize on the known therapeutic benefits of essential fatty acids in cardiovascular disease. Amarin also has a proprietary lipid-based technology platform for the targeted transport of molecules through the liver and/or to the brain that can be leveraged in a wide range of disease applications for its own product pipeline or with potential partners.

Amarin has its primary stock market listing in the U.S. on NASDAQ (“AMRN”) and secondary listings in the U.K. and Ireland on AIM (“AMRN”) and IEX (“H2E”), respectively.

For press releases and other corporate information, visit the Amarin website at http://www.amarincorp.com. Information on our website does not form part of this press release.

Contacts:
Amarin +44 (0) 207 907 2442
Rick Stewart, Chief Executive Officer
Alan Cooke, President and Chief Financial Officer
investor.relations@amarincorp.com

Investors:
Lippert/Heilshorn & Associates, Inc. +1 212 838 3777
Anne Marie Fields
Bruce Voss +1 310 691 7100

Media:
Powerscourt +44 (0) 207 250 1446
Rory Godson
Sarah Daly

Disclosure Notice

The information contained in this document is as of November 29, 2007. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments. This document contains forward-looking statements about Amarin's financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "expect", "project", "forecast", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: risks relating to the Company’s ability to maintain its Nasdaq listing (including the risk that the Company may not be able to achieve compliance with the Nasdaq minimum bid price and/or other continued listing criteria within the required timeframe or at all and the risk that the Company may not be able to successfully appeal a Nasdaq delisting determination); the success of Amarin's research and development activities, including its planned clinical trials in cardiovascular disease; decisions by regulatory authorities regarding whether and when to approve Amarin's drug applications, as well as their decisions regarding labeling and other matters that could affect the commercial potential of Amarin's products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success with which developed products may be commercialized; competitive developments affecting Amarin's products under development; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use; Amarin's ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Amarin's product candidates; governmental laws and regulations affecting Amarin's operations, including those affecting taxation; Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating requirements; general changes in International and US generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Form 20-F for the fiscal year ended December 31, 2006, filed with the SEC on March 5 2007, Amarin’s statutory annual report for the year ended 31 December, 2006 furnished on a Form 6-K to the SEC on May 9, 2007 and in its Reports of Foreign Issuer on Form 6-K furnished to the SEC.

Ends